SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Summary of the Resolutions approved by the Ordinary and Extraordinary General Shareholders’ Meeting held on June 22, 2015

TELECOM ARGENTINA S.A.

Summary of the Resolutions approved by the Ordinary and Extraordinary

General Shareholders’ Meeting held on June 22, 2015

The following resolutions were adopted upon reviewing each of the points included in the Agenda:

1°) Appointment of two shareholders to approve and sign the Minutes of the Meeting.

Mrs. Maria de los Angeles Blanco Salgado, the representative of Nortel Inversora S.A. and Mrs.Marisol Mavid Dandres, the representative of the Administración Nacional de Seguridad Social – Fondo de Garantía de Sustentabilidad – Law N° 26,425 (or “ANSeS”), were appointed to approve and sign the Minutes.

2°) Review of the appointment of Mr. Oscar Carlos Cristianci as Director made by the Supervisory Committee on April 16, 2015, in compliance with the second paragraph of Section 258 of the Ley de Sociedades Comerciales.

The Shareholders’ Meeting approved the appointment of Mr. Oscar Carlos Cristianci as Director as made by the Supervisory Committee on April 16, 2015, in compliance with the second paragraph of Section 258 of Ley de Sociedades Comerciales, to fill the vacancy caused by the resignation submitted by Mr. Enrique Garrido and to complete its mandate.

3°) Amendment of Section 3 of the Bylaws, in order to extend the corporate purpose, including the possibility to provide regulated services by the Law N°26,522 of Audiovisual Communication Services. The validity of the amendment that the Shareholders’ Meeting introduces to the Section related to the corporate purpose will be conditional upon and subject to obtaining the previous authorization from the competent authority. Delegation of powers to the Board’s Chairman, the CEO and the Legal and Regulatory Affairs Director to accept modifications to the text of Section 3 considered by the Meeting, provided that they are not contrary to the objective of the proposed amendment. Designation of the persons in charge of carrying out the administrative formalities for the approval and registration of the Bylaws’ amendment.

According to the proposal of the Board of Directors, the following amendment to Section 3 of the Bylaws of Telecom Argentina was approved:

‘Article 3: The corporate purpose of the Company is to provide, directly or through third parties or in association with third parties, Information and Communication Technology Services (‘ICT Services’), be them fixed, mobile, wired, wireless, national or international, with or without its own infrastructure, and the provision of Audiovisual Communication Services.

Furthermore, the Company may supply, lease, sell and market in any manner, all kinds of equipment, infrastructure, goods and services related to or supplementary with ICT Services and Audiovisual Communication Services. The Company may also undertake works and provide all kinds of services, including advisory and safety services, in connection to ICT Services and Audiovisual Communication Services.

For such purpose, the Company has full legal capacity to acquire rights, undertake obligations and take any action that is not forbidden by law and by these bylaws, including the capacity to borrow funds, publicly or privately, through the issue of debentures and negotiable obligations.

To fulfill its corporate purpose, the Company may constitute companies, acquire equity interests in other companies and enter into any kinds of association agreements.

Any amendment to the corporate purpose shall be in compliance with the provisions of legal regulations in force’.

Additionally, the Shareholders’ Meeting approved:

i.	That the validity of the amendment to the Section 3 of the Bylaws will be conditional upon and subject to obtaining the previous authorization from the competent authority;

ii.	The delegation of powers to the Chairman of the Board, Mr. Oscar Carlos Cristianci; the CEO, Ms. Elisabetta Ripa, and the Legal and Regulatory Affairs Director, Mr. Alejandro Diego Quiroga López, so that any of them indistinctly may accept any modifications to the text proposed for amendment of Article 3 of the Bylaws that may be formulated by the competent authority or by the Comisión Nacional de Valores, provided that the referred modifications are not opposed to the purpose of the amendment, empowering them, if deemed appropriate, to include any such observations or modifications in the text of Article 3 of the Bylaws;

iii.	The instrumentation of the Bylaws Reform (when appropriate, once the authorization of the competent authority has been obtained) in the form of a private instrument executed by a company representative whose signature and legal capacity shall be duly certified by a public notary;

iv.	The appointment of Hernán Eduardo Colombo, María Delia Carrera Sala, Andrea Viviana Cerdán, Alejandra Lea Martínez and Graciela Matilde Lazzati, so that, acting individually or indistinctly, they are empowered to carry out all formalities and take all steps required to obtain approval and registration of the amendment of Article 3 of the Bylaws, granting to them the powers to complete the tasks that they have been commissioned to fulfill.

All resolutions where adopted by the majority of computable votes after deducting the voluntary abstentions from the calculation base.

The Shareholders’ Meeting was attended by Maria Inés Pont Lezica on behalf of the Comisión Nacional de Valores and accountant Mr. Rafael Di Leo on behalf of the Buenos Aires Stock Exchange.

María Delia Carrera Sala

Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: June 23, 2015	By:	/s/ Oscar Carlos Cristianci
		Name:	Oscar Carlos Cristianci
		Title:	Chairman of the Board of Directors